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                                                                    Exhibit 99.1


                    [VLASIC FOODS INTERNATIONAL LETTERHEAD]


      VLASIC FOODS INTERNATIONAL COMMENTS ON FISCAL YEAR 1998 EXPECTATIONS

CHERRY HILL, NJ -- May 21, 1998 -- Vlasic Foods International (NYSE:VL), the $1.5 billion food company spun off from Campbell Soup on March 30, today announced that it anticipates its earnings before restructuring and one-time charges for the recently-completed third quarter of fiscal year 1998 (ended May 3, 1998) and for the fourth quarter of fiscal year 1998 (ending August 2, 1998) will be below analysts' expectations. The Company is scheduled to announce its third quarter and year-to-date results on May 27.

"We remain fully confident in our ability to achieve previously-discussed goals for fiscal year 1999. Our plans and programs are coming along extremely well," said Vlasic Foods International President and Chief Executive Officer Robert F. Bernstock.

The shortfall in fiscal year 1998 earnings will be driven by four primary factors:

- Higher than anticipated transition costs, including acceleration of one-time MIS development from fiscal 1999 into fiscal 1998, and other impacts related to its spin off;

- A significantly higher effective tax rate for the year due to weaker foreign earnings, which will have a disproportionate impact on the tax rate in the second half of fiscal year 1998. The effective tax rate for the full fiscal year 1998 is expected to be nearly 50 percent versus the 41 percent applied to the first half of the year;

- Weaker consumption and sales on "Swanson" frozen food and "Vlasic" pickle businesses, caused in large part by significantly lower advertising. In total, media advertising spending is down over 50 percent from prior year levels, reflecting the continuing legacy of inattention to these brands prior to the spin off; and

- The Company's determination to align shipments with consumption data. This impact is expected to be felt in the second half of fiscal 1998, especially in the fourth quarter, as the Company expects to exit the year with shipments and consumption more in balance.

The Company noted that the bulk of the earnings shortfall will occur in the fourth quarter, which, as a result, will be at or near break-even, before one-time charges.

"We are very excited by progress on our major brand-building and cost reduction initiatives. There is absolutely and unequivocably no change in our expectations for fiscal year 1999 earnings per share performance," Bernstock further added. "We are revving the engines for accelerating growth in 1999 and beyond."

FORWARD LOOKING STATEMENT

This release contains certain forward-looking statements. The Company believes the assumptions underlying the forward-looking statements, including sales and operating costs, are reasonable. However, any of the assumptions could be inaccurate, and therefore there can be no assurance that the forward-looking statements contained in the release will prove to be accurate.

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